February 27, 2025

Shaoke Li
Chief Executive Officer
DT Cloud Acquisition Corporation
30 Orange Street
London, United Kingdom, WC2H 7HF

       Re: DT Cloud Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed February 21, 2025
           File No. 001-41967
Dear Shaoke Li:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 21, 2025 Risk Factors, page 11

1.     We note the disclosure in your Annual Report on Form 10-K filed March
28, 2024
       that Mr. Ip Ping Ki is a Macau passport holder, and he is an 80% shareholder of your sponsor. We also note the related risk factor disclosure in the Form 10-K. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a
       U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment
 February 27, 2025
Page 2

       opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Ruairi Regan at 202-551-3269 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Ronnie Li